As filed with the Securities and Exchange Commission on December 22, 2004

Registration No. 333-120335

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VISTA GOLD CORP.

(Exact name of registrant as specified in its charter)

Yukon Territory, Canada

(State or other jurisdiction of incorporation or organization)

None

(I.R.S. Employer Identification Number)

Suite 5, 7961 Shaffer Parkway

Littleton, Colorado 80127

(720) 981-1185

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Michael B. Richings

President and Chief Executive Officer

Vista Gold Corp.

Suite 5, 7961 Shaffer Parkway

Littleton, Colorado 80127

(720) 981-1185

(Name, address, including zip code, and telephone number, including area code,

of agent for service and authorized representative of registrant in the United States)

with copies to:

Susan K. Shapiro, Esq. Perkins Smith & Cohen LLP One Beacon Street Boston, Massachusetts 02108 (617) 854-4000	Jason J. Brooks, Esq. Borden Ladner Gervais LLP 1200 Waterfront Centre 200 Burrard Street, P.O. Box 48600 Vancouver, B.C., Canada V7X 1T2 (604) 687-5744

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement is declared effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. The selling security holders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 22, 2004

VISTA GOLD CORP.

4,367,661 Common Shares

without par value

All of the 4,367,661 Vista Gold common shares offered by this prospectus may be offered and sold, from time to time, by the selling security holders identified in this prospectus. These shares include 2,278,282 shares currently owned by selling security holders and 2,089,379 shares issuable upon exercise of warrants, all as described in this prospectus under “Selling Security Holders.” We will not receive any of the proceeds from the sale of shares by the selling security holders.

The selling security holders may sell the common shares from time to time in public or private transactions, on or off the American Stock Exchange or the Toronto Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling security holders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders.

Our common shares are traded on the American Stock Exchange and on the Toronto Stock Exchange under the symbol VGZ. On December 21, 2004, the closing price of a common share, as reported on the American Stock Exchange, was $3.82 per share.

INVESTING IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK. SEE “ RISK FACTORS” BEGINNING ON PAGE 2 TO READ ABOUT CERTAIN RISKS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON SHARES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is December     , 2004.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and in the documents incorporated by reference herein constitute forward-looking statements concerning, among other things, mineralized material, proven or probable reserves and cash operating costs. Forward-looking statements typically contain words or phrases such as “anticipates,” “estimates,” “projects,” “foresees,” “management believes,” “believes” and words or phrases of similar import. These statements are subject to certain risks, uncertainties or assumptions. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors that could cause actual results to differ materially from those in such forward-looking statements include those identified in this document under “Risk Factors” below. Vista Gold assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting such statements.

VISTA GOLD CORP.

Vista Gold Corp. is engaged in the evaluation, acquisition, and exploration of gold exploration and potential development projects. Our approach to acquisitions of gold projects has generally been to seek projects within political jurisdictions with well-established mining, land ownership and tax laws, which have adequate drilling and geological data to support the completion of a third-party review of the geological data and to complete an estimate of the mineralized material. In addition, we look for opportunities to improve the value of our gold projects through exploration drilling or introducing technological innovations. We expect that emphasis on gold project acquisition and improvement will continue in the future.

We currently own or control 11 gold properties: the Maverick Springs, Mountain View, Hasbrouck, Three Hills, Wildcat projects and the Hycroft mine, all in Nevada; the Long Valley project in California; the Yellow Pine project in Idaho; the Paredones Amarillos and Guadalupe de los Reyes projects in Mexico; and the Amayapampa project in Bolivia. We also own several exploration claims in Canada and approximately 25% of the shares of Zamora Gold Corp., a company that was exploring for gold in Ecuador and is currently inactive. On November 2, 2004, we announced that we had signed an option agreement to acquire the Awak Mas gold deposit located in Sulawi, Indonesia.

Vista Gold does not produce gold in commercial quantities and does not currently generate operating earnings. In recent years, we have obtained funds to acquire and explore gold properties, as well as operating funds, through private placements of equity units consisting of Vista Gold common shares and warrants to purchase common shares. We expect to continue to raise capital through the exercise of warrants and through additional equity financings.

Vista Gold was originally incorporated under the Company Act (British Columbia) in 1983 under the name “Granges Exploration Ltd.”. In 1985, Granges Exploration Ltd. and Pecos

Resources Ltd. amalgamated under the name “Granges Exploration Ltd.” and in 1989, Granges Exploration Ltd. changed its name to “Granges Inc.”. In 1995, Granges and Hycroft Resources & Development Corporation were amalgamated under the name “Granges Inc.”. In 1996, Granges and Da Capo Resources Ltd. amalgamated under the name “Vista Gold Corp.”. Effective December 17, 1997, Vista Gold was continued from British Columbia to the Yukon Territory, Canada under the Business Corporations Act (Yukon Territory).

Our principal executive offices are located at Suite 5, 7961 Shaffer Parkway, Littleton, Colorado 80127, and our telephone number is (720) 981-1185.

Unless otherwise specified, monetary amounts in this prospectus are reported in U.S. dollars.

RISK FACTORS

An investment in our common shares involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus before deciding to invest in our common shares. The risks described below are not the only ones facing our company or otherwise associated with an investment in our common shares. Additional risks not presently known to us or which we currently consider immaterial may also adversely affect our business. We have attempted to identify the major factors under the heading “Risk Factors” that could cause differences between actual and planned or expected results, and we have included all material risk factors. If any of the following risks actually happen, our business, financial condition and operating results could be materially adversely affected. In this case, the trading price of our common shares could decline, and you could lose part or all of your investment.

We cannot be certain that our acquisition, exploration and development activities will be commercially successful.

We currently have no properties that produce gold in commercial quantities. Our gold production has declined steadily since mining activities were suspended at the Hycroft mine in 1998, and gold production is incidental to solution recirculation on the heaps.

Substantial expenditures are required to acquire existing gold properties, to establish ore reserves through drilling and analysis, to develop metallurgical processes to extract metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. We cannot assure you that any gold reserves or mineralized material acquired or discovered will be in sufficient quantities or quality to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The price of gold is subject to fluctuations, which could adversely affect the realizable value of our assets and potential future results of operations and cash flow.

Our principal assets are gold reserves and mineralized material. We intend to attempt to acquire additional properties containing gold reserves and mineralized material. The price that we pay to acquire these properties will be, in large part, influenced by the price of gold at the time of the acquisition. Our potential future revenues are expected to be, in large part, derived from the mining and sale of gold from these properties or from the outright sale or joint venture of some of these properties. The value of these gold reserves and mineralized material, and the value of any potential gold production therefrom, will vary in proportion to variations in gold prices. The price of gold has fluctuated widely, and is affected by numerous factors beyond our control including, but not limited to, international, economic and political trends, expectations of inflation, currency exchange fluctuations, central bank activities, interest rates, global or regional consumption patterns and speculative activities. The effect of these factors on the price of gold, and therefore the economic viability of any of our projects, cannot accurately be predicted. Any drop in the price of gold would adversely affect our asset values, cash flows, potential revenues and profits.

Mining exploration, development and operating activities are inherently hazardous.

Mineral exploration involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Vista Gold has direct or indirect interests will be subject to all the hazards and risks normally incidental to exploration, development and production of gold and other metals, any of which could result in work stoppages, damage to property and possible environmental damage. The nature of these risks is such that liabilities might exceed any liability insurance policy limits. It is also possible that the liabilities and hazards might not be insurable, or, Vista Gold could elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event, we could incur significant costs that could have a material adverse effect on our financial condition.

Reserve calculations are estimates only, subject to uncertainty due to factors including metal prices, inherent variability of the ore, and recoverability of metal in the mining process.

There is a degree of uncertainty attributable to the calculation of reserves and corresponding grades dedicated to future production. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as an estimate only. In addition, the quantity of reserves and ore may vary depending on metal prices. Any material change in the quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of our properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Our exploration and development operations are subject to environmental regulations, which could result in our incurring additional costs and operational delays.

All phases of our operations are subject to environmental regulation. Environmental legislation is evolving in some countries or jurisdictions in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our projects. We are currently subject to environmental regulations with respect to our properties in Nevada, California and Idaho in the United States, as well as Bolivia and Mexico.

The Hycroft mine in Nevada occupies private and public lands. The public lands include unpatented mining claims on lands administered by the U.S. Bureau of Land Management, Nevada State Office. These claims are governed by the laws and regulations of the U.S. federal government and the state of Nevada.

U.S. Federal Laws

The U.S. Bureau of Land Management requires that mining operations on lands subject to its regulation obtain an approved plan of operations subject to environmental impact evaluation under the National Environmental Policy Act. Any significant modifications to the plan of operations may require the completion of an environmental assessment or Environmental Impact Statement prior to approval. Mining companies must post a bond or other surety to guarantee the cost of post-mining reclamation. These requirements could add significant additional cost and delays to any mining project we undertake.

Under the U.S. Resource Conservation and Recovery Act, mining companies may incur costs for generating, transporting, treating, storing, or disposing of hazardous waste, as well as for closure and post-closure maintenance once they have completed mining activities on a property. Our mining operations may produce air emissions, including fugitive dust and other air pollutants, from stationary equipment, storage facilities, and the use of mobile sources such as trucks and heavy construction equipment which are subject to review, monitoring and/or control requirements under the Federal Clean Air Act and state air quality laws. Permitting rules may impose limitations on our production levels or create additional capital expenditures in order to comply with the rules.

The U.S. Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), imposes strict, joint and several liability on parties associated with releases or threats of releases of hazardous substances. Those liable groups include, among others, the current owners and operators of facilities which release hazardous substances into the environment and past owners and operators of properties who owned such properties at the time the disposal of the hazardous substances occurred. This liability could include the cost of removal or remediation of the release and damages for injury to the surrounding property. We cannot predict the potential for future CERCLA liability with respect to our Nevada property or surrounding areas.

Nevada Laws

At the state level, mining operations in Nevada are also regulated by the Nevada Department of Conservation and Natural Resources, Division of Environmental Protection. Nevada state law requires the Hycroft mine to hold Nevada Water Pollution Control Permits, which dictate operating controls and closure and post-closure requirements directed at protecting surface and ground water. In addition, we are required to hold Nevada Reclamation Permits required under NRS 519A.010 through 519A.170. These permits mandate concurrent and post-mining reclamation of mines and require the posting of reclamation bonds sufficient to guarantee the cost of mine reclamation. Other Nevada regulations govern operating and design standards for the construction and operation of any source of air contamination, and landfill operations. Any changes to these laws and regulations could have an adverse impact on our financial performance and results of operations by, for example, required changes to operating constraints, technical criteria, fees or surety requirements.

California Laws

A new mining operation in California, such as the Long Valley project, which is on Federal unpatented mining claims within a National Forest, would require obtaining various Federal, State and local permits. Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil, and socioeconomic parameters. An Environmental Impact Statement (“EIS”) would be required for any mining activities proposed on public lands. A Plan of Operations/Reclamation Plan would be required. Also required would be permits for waste-water discharge and wetland disturbance (dredge and fill); a county mining plan and reclamation plan; a county mining operations permit; special use permits from the U.S. Forest Service; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or delay the start of production. In addition, on December 12, 2002, California adopted a “Backfilling Law” requiring open-pit surface mining operations for metallic minerals to back-fill the mines. While we have determined that the geometry of our Long Valley project would lend itself to compliance with this law, future adverse changes to this law could have a corresponding adverse impact on our financial performance and results of operations, for example, by requiring changes to operating constraints, technical criteria, fees or surety requirements.

Idaho Laws

Permitting a mining operation, such as Yellow Pine, located on patented mining claims within a National Forest in Idaho would require obtaining various Federal, State and local permits under the coordination of the Idaho Joint Review Process (“JRP”). Mining projects require the establishment and presentation of environmental baseline conditions for air, water, vegetation, wildlife, cultural, historical, geological, geotechnical, geochemical, soil and socioeconomic parameters. An Environmental Impact Statement would be required for any mining activities proposed on public lands. Permits would also be required for storm-water discharge; wetland disturbance (dredge and fill); surface mining; cyanide use, transport and storage; air quality; dam safety (for water storage and/or tailing storage); septic and sewage; water rights appropriation; and possibly others. In addition, compliance must be demonstrated with the Endangered Species Act and the National Historical Preservation Act consultation process. Possible county zoning and building permits and authorization may be required. Baseline environmental conditions are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Bolivia Laws

We are required under Bolivian laws and regulations to acquire permits and other authorizations before we can develop and mine the Amayapampa project. In Bolivia there is relatively new comprehensive environmental legislation, and the permitting and authorization process may be less established and less predictable than in the United States. While we have all the necessary permits to place the Amayapampa project into production, when a production decision is reached, these permits will need to be re-affirmed and there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Delays in acquiring any permit or authorization update could increase the development cost of the Amayapampa project, or delay the start of production.

Under Bolivian regulations, the primary component of environmental compliance and permitting is the completion and approval of an environmental impact study known as Estudio de Evaluacion de Impacto Ambiental (“EEIA”), which we submitted in 1997 and was subsequently approved. The EEIA provides a description of the existing environment, both natural and socio-economic, at the project site and in the region; interprets and analyzes the nature and magnitude of potential environmental impacts that might result from project activities; and describes and evaluates the effectiveness of the operational measures planned to mitigate the environmental impacts. Baseline environmental conditions, including meteorology and air quality, hydrological resources and surface water, are the basis by which direct and indirect project-related impacts are evaluated and by which potential mitigation measures are proposed. If our project is found to significantly adversely impact any of these baseline conditions, we could incur significant costs to correct the adverse impact, or might have to delay the start of production.

Mexico Laws

We are required under Mexican laws and regulations to acquire permits and other authorizations before the Paredones Amarillos or Guadalupe de los Reyes projects can be developed and mined. Since the passage of Mexico’s 1988 General Law on Ecological Equilibrium and Environmental Protection, a sophisticated system for environmental regulation has evolved. In addition, North American Free Trade Agreement (“NAFTA”) requirements for regulatory standards in Mexico equivalent to those of the U.S. and Canada have obligated the Mexican government to continue further development of environmental regulation. Most regulatory programs are implemented by various divisions of the Secretariat of Environment and Natural Resources of Mexico (“SEMARNAT”). While we have the necessary permits to place the Paredones Amarillos project into production, there can be no assurance that we will be able to acquire updates to necessary permits or authorizations on a timely basis. Likewise, there can be no assurance that we will be able to acquire the necessary permits or authorizations on a timely basis to place the Guadalupe de los Reyes project into production. Delays in acquiring any permit, authorization or updates could increase the development cost of the Paredones Amarillos project or the Guadalupe de los Reyes project, or delay the start of production.

The most significant environmental permitting requirements, as they relate to the Paredones Amarillos and the Guadalupe de los Reyes projects are developing reports on environmental impacts; regulation and permitting of discharges to air, water and land; new source performance standards for specific air and water pollutant emitting sources; solid and hazardous waste management regulations; developing risk assessment reports; developing evacuation plans; and monitoring inventories of hazardous materials. If the Paredones Amarillos or the Guadalupe de los Reyes projects are found to not be in compliance with any of these requirements, we could incur significant compliance costs, or might have to delay the start of production.

We face intense competition in the mining industry.

The mining industry is intensely competitive in all of its phases. As a result of this competition, some of which is with large established mining companies with substantial capabilities and with greater financial and technical resources than ours, we may be unable to acquire additional attractive mining claims or financing on terms we consider acceptable. Vista Gold also competes with other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for qualified employees, our exploration and development programs may be slowed down or suspended. We compete with other gold companies for capital. If we are unable to raise sufficient capital, our exploration and development programs may be jeopardized or we may not be able to acquire, develop or operate gold projects.

We may be unable to raise additional capital on favorable terms.

The exploration and development of our development properties, specifically the construction of mining facilities and commencement of mining operations, may require substantial additional financing. Significant capital investment is required to achieve commercial production from each of our non-producing properties. We will have to raise additional funds from external sources in order to maintain and advance our existing property positions and to acquire new gold projects. There can be no assurance that additional financing will be available at all or on acceptable terms and, if additional financing is not available, we may have to substantially reduce or cease our operations.

Some of our directors may have conflicts of interest as a result of their involvement with other natural resource companies.

Some of our directors are directors or officers of other natural resource or mining-related companies. Robert A. Quartermain is President and a director of Silver Standard Resources Inc., and is a director of Canplats Resources Corporation, Radiant Resources, Inc., IAMGold Corporation, Rare Element Resources Ltd., Esperanza Silver Corporation and Strathmore Minerals Corp. C. Thomas Ogryzlo is the President, CEO and a director of Polaris Geothermal Inc., and is a director of Tiomin Resources Inc., Birim Goldfields Inc., Plata Peru Mining Inc. and Baja Mining Corp. Michael B. Richings, who is also our President and Chief Executive Officer, is a director of Triumph Gold Corp. (successor to IMC Ventures), which holds interests in mineral properties. John Clark is a director of Impact Energy Inc. (a Canadian oil and gas exploration company) and CFO and a director of Polaris Geothermal Inc. These associations may give rise to conflicts of interest from time to time. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of the company in question and to abstain from voting for or against approval of any matter in which such director may have a conflict. In appropriate cases, the company in question will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Yukon Territory, the directors of all Yukon Territory companies are required to act honestly, in good faith and in the best interests of a company for which they serve as a director.

There may be challenges to our title in our mineral properties.

There may be challenges to title to the mineral properties in which we hold a material interest. If there are title defects with respect to any of our properties, we might be required to compensate other persons or perhaps reduce our interest in the affected property. Also, in any such case, the investigation and resolution of title issues would divert management’s time from ongoing exploration and development programs.

Our property interests in Bolivia and Mexico are subject to risks from political and economic instability in those countries.

We have property interests in Bolivia and Mexico, which may be affected by risks associated with political or economic instability in those countries. The risks include, but are not limited to: military repression, extreme fluctuations in currency exchange rates, labor instability or militancy, mineral title irregularities and high rates of inflation. Changes in mining or investment policies or shifts in political attitude in Bolivia or Mexico may adversely affect our business. We may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Our financial position and results are subject to fluctuations in foreign currency values.

Because we have mining exploration and development operations in North and South America, we are subject to foreign currency fluctuations, which may materially affect our financial position and results. We do not engage in currency hedging to offset any risk of currency fluctuations.

We measure and report our financial results in U.S. dollars. We have mining projects in Bolivia and Mexico, and we are looking for other projects in Mexico and in Central and South America. Economic conditions and monetary policies in these countries can result in severe currency fluctuations.

Currently all our material transactions in Mexico and Bolivia are denominated in U.S. dollars. However, if we were to begin commercial operations in Mexico or Bolivia (or other Latin American countries) it is possible that material transactions incurred in the local currency, such as engagement of local contractors for major projects, will be settled at a U.S. dollar value that is different from the U.S. dollar value of the transaction at the time it was incurred. This could have the effect of undermining profits from operations in that country.

The market price of our common shares could decrease as a result of the impact of the significant increase in the number of our outstanding shares that may result from exercise of warrants pursuant to our issuances in recent years.

At October 5, 2004, we had outstanding 17,849,407 common shares. Of the 4,367,661 shares being offered by our selling security holders under this prospectus, 2,278,282 are currently outstanding and therefore are already reflected in our total outstanding shares, and the remaining 2,089,379 are issuable upon exercise of warrants. An additional 3,137,379 shares are issuable upon exercise of other warrants, including warrants issued upon conversion of debentures, all as acquired from Vista Gold in private placement and property acquisition transactions in 2002 and 2003, as described in previous filings with the SEC including our Annual Report on Form 10-K for the year ended December 31, 2003. If all of the warrants are exercised, the number of our currently outstanding shares would increase by approximately 29.3%, to 23,076,165. The impact of the issuance of a significant amount of common shares from these warrant exercises may place substantial downward pressure on the market price of our common shares.

It may be difficult to enforce judgments or bring actions outside the United States against us and certain of our directors and officers.

Vista Gold is a Canadian corporation and certain of its directors and officers are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons, and of Vista Gold, are located outside the United States. As a result, it may be difficult or impossible for an investor:

•	to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and Vista Gold; or

•	to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and Vista Gold.

USE OF PROCEEDS

Vista Gold will not receive any proceeds from the sale of the common shares offered by the selling security holders.

SELLING SECURITY HOLDERS

The selling security holders identified in the following table are offering for sale a total of 4,367,661 common shares. These shares include 2,278,282 common shares currently owned by selling security holders and 2,089,379 shares issuable upon exercise of warrants. We issued the shares and warrants to the selling security holders in different transactions, as follows:

•	Private Placement Financing. In a private placement financing in September 2004, we issued an aggregate 1,966,456 equity units, each consisting of one common share and one warrant. The purchasers are listed in the table below.

•

Scheduled Payments for Property Acquisitions. In October 2003, we issued an aggregate 122,923 equity units, each consisting of one common share and one warrant, to Newmont USA Limited pursuant to our October 2002 agreement to acquire the Maverick Springs and Mountain View properties. In June and July 2004, we issued an aggregate 50,475 common shares to Newmont Capital Limited pursuant to our May 2003 agreement to acquire the Hasbrouck and Three Hills properties. In August 2004, we issued 138,428 common shares to Enrique Gaitan Maumejean pursuant to our August 2003 agreement to acquire the Guadalupe de los Reyes property.

These issuances are discussed below.

Issuances in Private Placement Financing

On September 29, 2004, we completed a private placement financing in which we issued 1,966,456 units at a price of $3.30 per unit, for an aggregate purchase price of $6.5 million. Each unit consists of one common share and one warrant. Each warrant will entitle the holder to acquire one common share at an exercise price of $4.75 for a period of two years from the date of issue, provided a registration statement is declared effective by the SEC within six months of the closing date; otherwise, the exercise price of each warrant will be reduced automatically to $4.25. Starting six months after the share registration is declared effective, if our closing common share price on the American Stock Exchange is $5.50 or more for 20 consecutive trading days, then for 15 business days, we will have the option to request that the warrants be exercised. Any warrants not exercised within 15 business days following our request would be deemed canceled.

The transaction was priced as of July 22, 2004. The common share component of the unit represented substantially all of the unit value. On July 22, 2004, the closing price for our common shares on the American Stock Exchange was $3.75. Our net proceeds were approximately $6.1 million after commissions and costs including a 5% cash finder’s commission paid to Global Resource Investments Ltd., which served as a finder in this transaction. The net proceeds will allow us to continue with our strategy of acquiring additional gold resources, as suitable opportunities arise; improving our gold projects through additional drilling, re-engineering and feasibility studies; and provide for on-going administration costs. We agreed in connection with this transaction to register all shares issuable in the transaction including shares issuable upon exercise of warrants.

Issuances in Connection with Scheduled Payments for Property Acquisitions

We issued common shares and warrants in connection with scheduled payment obligations for the following property acquisitions made in 2002 and 2003, all as described in previous filings with the SEC. In each case, we agreed to register all shares issuable in the transactions including shares issuable upon exercise of warrants.

Maverick Springs and Mountain View. Pursuant to an agreement dated as of October 7, 2002, we acquired a 100% interest in each of the Maverick Springs gold and silver project and the Mountain View gold project, both in Nevada, from Newmont USA Limited, doing business as Newmont Mining Corporation (“Newmont”), and its wholly-owned subsidiary Newmont Capital Limited (“Newmont Capital”). The total purchase price for both projects included Vista Gold assuming all of the sellers’ obligations with respect to the properties, and paying $1.5 million, of which $1 million was paid at closing, including $300,000 in cash and $700,000 in Vista Gold equity units consisting of one common share and one two-year warrant, all as previously described in our SEC filings including a previous registration statement on Form S-3, File No. 333-102384, under which those common shares, and the common shares issuable on exercise of the warrants, were registered for resale. On October 7, 2003, the first anniversary of the closing, we issued to Newmont $500,000 in Vista Gold equity units also consisting of one common share and one two-year warrant. Pursuant to the terms of the acquisition agreement, the price of the equity units was $4.068, being the weighted average closing price of our common shares on the American Stock Exchange on the 10 trading days immediately preceding the anniversary date. Accordingly, we issued 122,923 equity units on that date. The exercise price of the warrants was set at $5.08, or approximately 125% of the equity unit price, pursuant to the agreement terms.

Hasbrouck and Three Hills. On May 23, 2003, we signed an agreement to purchase the Hasbrouck property and the Three Hills property, both in Nevada, from Newmont Capital. The total purchase price for both properties included Vista Gold assuming all of the seller’s obligations with respect to the properties, and paying $250,000, of which $50,000 was paid in cash at closing and $200,000 was payable at the first anniversary of the closing with the latter payment to be made in cash or, at our discretion, the equivalent in Vista Gold common shares with the per share value being the weighted average closing price of our common shares on the American Stock Exchange on the 10 trading days immediately preceding the first anniversary of the closing. Accordingly, in June and July 2004, we issued to Newmont Capital an aggregate 50,475 common shares at a deemed per share price of $3.9623.

Guadalupe de los Reyes. On August 1, 2003, we signed an agreement to acquire a 100% interest in the Guadalupe de los Reyes gold project in Mexico and an associated data package, from Enrique Gaitan Maumejean (“Gaitan”) for aggregate consideration of $1.4 million and a 2% net smelter returns royalty. We paid cash of $300,000 as of August 1, 2003 and $100,000 during the option period prior to that date. The agreement required us to make a $500,000 payment in August 2004, with the payment to be made in cash or, at our discretion, the equivalent in Vista Gold common shares with the per share value being the weighted average closing price of our common shares on the American Stock Exchange on the 10 trading days immediately preceding July 31, 2004. Accordingly, on August 4, 2004, we issued to Gaitan 138,428 common shares at a deemed per share price of $3.612. An additional $500,000 in cash will be paid by way of $100,000 payments on each of the second through sixth anniversaries of the signing of the formal agreement, with the outstanding balance becoming due upon commencement of commercial production.

The selling security holders may offer their common shares for sale from time to time at market prices prevailing at the time of sale or at negotiated prices, and without payment of any underwriting discounts or commissions except for usual and customary selling commissions paid to brokers or dealers.

The following table sets forth, as of October 20, 2004, the number of shares being held of record or beneficially by the selling security holders that may be offered under this prospectus, all of which is based upon information currently available to us.

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
Adventure Seekers Travel, Inc. (5)	67,366	*	30,000	37,366	*
Agora, Inc. (6)	40,000	*	40,000	0	*
David Albrecht	20,000	*	20,000	0	*
Marv Anderson & Nancy Chanda JTWROS	20,000	*	20,000	0	*
Harnack Family Trust U/A DTD 10/27/87, Anthony E. & Elizabeth S. Harnack, TTEES	130,312	*	98,312	32,000	*
Anthony E. Harnack II Tr. #2 U/A DTD 1/1/04, Anthony E. Harnack, TTEE	20,000	*	20,000	0	*
Alan Antin	10,000	*	10,000	0	*
Brauer Revocable Living Trust U/A DTD 12/18/97, Arthur E. & Glenda M. Brauer, TTEES	6,000	*	6,000	0	*
Hilgert Revocable Family Trust U/A DTD 8/18/94, Audrey Hilgert, TTEE	12,000	*	12,000	0	*
Brian Batt	30,000	*	30,000	0	*
Marvin Berkman	30,000	*	20,000	10,000	*
RBC Dain Rauscher Cust., Marvin Berkman IRA	50,000	*	40,000	10,000	*
Thomas Bridges	11,500	*	10,000	1,500	*
Plaut Accounting Inc. Retirement Plan U/A DTD 10/5/1988, Bruce Plaut, TTEE	10,000	*	10,000	0	*
Mark Butler	8,000	*	8,000	0	*
John V. Campbell and Virginia B. Campbell JTWROS	8,000	*	8,000	0	*
Merry Lee Carnall	46,000	*	30,000	16,000	*
Douglas R. Casey MPP PSP U/A DTD 12/31/73	210,000	1.2%	60,000	150,000	*
Joseph & Christianna Cassady JTWROS	20,000	*	20,000	0	*
RBC Dain Rauscher Cust., Joseph F. Cassady Jr. IRA	30,000	*	30,000	0	*
Robert & Jereann Chaney	140,000	*	140,000	0	*
Charles Hill & Richard Utley & JLT Ltd. TTEES Oakland Energy (UK) Ltd. Rtmt. Ben. Schm. (7)	30,000	*	20,000	10,000	*
Steven Crifase (4)	18,000	*	18,000	0	*
The Cucalon Living Trust U/A/D 7/14/1984, Antonio & Rosario Cucalon, TTEES	11,000	*	10,000	1,000	*

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
Dante J. Gallinetti Trust U/A DTD 2/17/04, Dante J. Gallinetti, TTEE	16,500	*	8,000	8,500	*
Otto Dauber (4)	60,000	*	60,000	0	*
Adrian Day (4)	44,000	*	24,000	20,000	*
David DeLamar	12,000	*	6,000	6,000	*
The Dresser Family Trust UTD 8-23-1994, Hugh W. & Joyce A. Dresser, TTEES	11,000	*	10,000	1,000	*
E. Zimmerman Boulos Office Environments & Services Profit Shr Plan (4)	30,000	*	30,000	0	*
E. Zimmerman Boulos Office Environments & Services (4)	23,500	*	21,000	2,500	*
Paul Engeling & Mary Jane Engeling JTWROS	6,000	*	6,000	0	*
Eric F. Yuhl Professional Corp. Def. Bene. Plan DTD 6/7/04 FBO Plan Participants, Eric F. Yuhl, TTEE	30,000	*	30,000	0	*
Johnnie & Patsy Eubank JTWROS	8,000	*	8,000	0	*
Robert L. Frederick	10,000	*	10,000	0	*
J. Clay Freeny and Phyllis Jones Freeny JTWROS	13,000	*	6,000	7,000	*
Gentling Investments LLC (8)	200,000	1.1%	200,000	0	*
Sterne Family Trust U/A DTD 3/23/83, George Sterne, TTEE	10,000	*	10,000	0	*
Jerome Ginsburg	120,000	*	80,000	40,000	*
Michael Glasgow	35,000	*	30,000	5,000	*
Dennis Goebel & Lori Goebel JTWROS	10,000	*	10,000	0	*
Edward Grout & Sharon Bush JTWROS	22,000	*	12,000	10,000	*
Edward Grout	12,000	*	12,000	0	*
Haegelin Family LLC (9)	36,000	*	36,000	0	*
Charles A. Haegelin	94,000	*	84,000	10,000	*
Billy E. Hale & Ruby L. Hale	8,000	*	8,000	0	*
Harold & Marjorie Miller Living Trust U/A DTD 12/28/93, Harold O. & Marjorie E. Miller, TTEES	12,000	*	12,000	0	*
Thomas C. Havens	12,000	*	12,000	0	*
Health Freedom Trust U/A DTD 7/15/1999 (4)	27,000	*	24,000	3,000	*
Martin Hirsch (4)	15,000	*	15,000	0	*
Myron Hunzeker	10,000	*	10,000	0	*
Robert E. Hurlburt (4)	20,500	*	18,000	2,500	*
Isle of Man Assurance, Ltd. (4)	64,000	*	60,000	4,000	*

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
Blasdell Revocable Trust #2 U/A DTD 9/26/02, James A. & Machrina Blasdell, TTEES	57,000	*	38,000	19,000	*
Jan W. Janssen Trust U/A DTD 11/04/2002, Jan W. Janssen, TTEE	108,000	*	50,000	58,000	*
E & J Begun Family Trust U/A DTD 08/09/1984, Jay Begun, TTEE	10,000	*	10,000	0	*
David & June Jenson JTWROS	35,000	*	9,000	26,000	*
John D. Weaver Trust U/A DTD 09/30/1986, John D. Weaver, TTEE	12,000	*	10,000	2,000	*
John E. Dierks Living Trust U/A DTD 01/07/1986, John E. Dierks, TTEE	140,000	*	100,000	40,000	*
Chalmers Family Trust U/A DTD 8/20/92, John R. & Marjorie M. Chalmers, TTEES	10,000	*	10,000	0	*
Harnish Family Trust DTD 08/19/1994, Keith M. & Anita Newport Harnish, TTEES	12,000	*	10,000	2,000	*
Thomas R. Kidd Jr. & Judith B. Kidd JTWROS	30,000	*	30,000	0	*
Charles E. Koehn Jr.	30,000	*	20,000	10,000	*
L. Kenneth Countryman PSP U/A DTD 8/1/1988, L. Kenneth Countryman, TTEE	22,730	*	18,000	4,730	*
David S. Lambard	11,000	*	9,000	2,000	*
Edward H. Leatherman	20,000	*	20,000	0	*
Po S. Lee	6,000	*	6,000	0	*
David H. Long III	6,000	*	6,000	0	*
A. Faye Lore & Jon S. Lore JTWROS	9,000	*	9,000	0	*
Loren J. Majeres Rev. Trust U/A DTD 05/22/2002, Loren J. Majeres, TTEE	20,000	*	12,000	8,000	*
John D. Marsh	30,000	*	30,000	0	*
Daniel Martinez	70,000	*	70,000	0	*
Jamie L. Matta & Gladys A. Armstrong	93,000	*	60,000	33,000	*
McDougal Family Limited Partnership (10)	15,000	*	8,000	7,000	*
Sterling Trust Co. Cust., D. James McNely IRA	20,000	*	20,000	0	*
William & Elizabeth Meng JTWROS (4)	30,000	*	30,000	0	*
Kenneth Metcalfe	22,000	*	12,000	10,000	*
Douglas Mica	10,000	*	9,000	1,000	*
Karen Mileson	16,000	*	6,000	10,000	*
Dorothy R. Minch Trust U/A DTD 5/18/90, Dorothy R. & Walter R. Minch, TTEES	20,000	*	20,000	0	*
John Montfort	130,000	*	80,000	50,000	*
Glenn Murer	100,000	*	100,000	0	*

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
Nakeeta Atlantic Corporation (4)	18,000	*	18,000	0	*
Oakland Energy - UK Invstmt Acct Attn: Richard Utley (11)	20,000	*	20,000	0	*
Octavius Partners LP (12)	60,500	*	60,000	500	*
Norman Olsen (4)	16,000	*	16,000	0	*
Ronald Orman	8,600	*	8,600	0	*
Owen Russell Consulting Ltd. (13)	8,000	*	8,000	0	*
Pan America Capital Group (14)	611,326	3.4%	600,000	11,326	*
John T. Potts Jr. & Marjorie J. Potts JTWROS	12,000	*	12,000	0	*
R.E. Monks Construction LLC (4)	18,000	*	18,000	0	*
Herbert Raburn	100,000	*	100,000	0	*
Larry E. Rieder & Kathie J. Rieder JTWROS	30,000	*	20,000	10,000	*
Christman Family Living Trust U/A DTD 2/5/1980, Robert L. & Marilyn L. Christman, TTEES	9,000	*	9,000	0	*
Kenneth A. Roberts & Natalee S. Roberts JTWROS	9,000	*	8,000	1,000	*
William S. Selden	30,000	*	30,000	0	*
Tracy Siddall	50,000	*	40,000	10,000	*
Donny Smith & Lynn Smith JTWROS	10,000	*	10,000	0	*
Jackie & James Sorensen JTWROS	30,000	*	30,000	0	*
Stephen B. Schein Family Trust U/A DTD 05/09/1995, Stephen B. Schein, TTEE	10,000	*	10,000	0	*
Stiftung Felix Raetia (4)	170,400	1.0%	140,000	30,400	*
Hubert M. Stiles Jr.	30,000	*	30,000	0	*
John Stinnette (4)	16,000	*	16,000	0	*
Robert Tarangelo	51,000	*	50,000	1,000	*
Stephen S. Taylor	85,000	*	30,000	55,000	*
Timothy Taylor & Derrick Taylor JTWROS	40,000	*	40,000	0	*
Heinz & Verena Thoma JTWROS (4)	14,000	*	14,000	0	*
James Timpson	10,500	*	8,000	2,500	*
Bret Undem	40,000	*	40,000	0	*
Utley Interests Inc. (15)	30,000	*	20,000	10,000	*
Harriet C. Utley	30,000	*	20,000	10,000	*
Robert F. Vance Revocable Trust U/A DTD 10/4/95, Robert F. & Patricia R. Vance, TTEES	6,000	*	6,000	0	*
Alfred Vidimos	10,000	*	10,000	0	*
David and Charlotte Walbert JTWROS	30,000	*	30,000	0	*
Eleanor M. Weeks Rev. Trust U/A DTD 4/19/99, Herbert & Eleanor Weeks, TTEES (4)	24,000	*	24,000	0	*

	Beneficial Ownership of Shares Prior to Offering (1)			Beneficial Ownership of Shares After Offering (2)
Name of Selling Security Holder	Number	Percent	Number of Shares Offered Hereby (3)	Number	Percent
James R. Welch	13,000	*	12,000	1,000	*
Welsch Lumber & Supply Co. (4)	16,000	*	16,000	0	*
Wilson Family Limited Partnership (16)	19,800	*	10,000	9,800	*
Richard L. Wilson and Louise Bennett JTWROS (4)	18,000	*	18,000	0	*
Ravi and Sajani Yalamanchili JTWROS	7,000	*	7,000	0	*

Newmont USA Limited (17)	528,332	2.9%	245,846	282,486	1.4%
Newmont Capital Limited (17)	163,469	*	50,475	112,994	*
Enrique Gaitan Maumejean	138,428	*	138,428	0	*

TOTAL	5,585,763	27.0%	4,367,661	1,218,102	5.3%

*	Represents less than 1% of the outstanding common shares.

(1)	Applicable percentage of ownership is based on 17,849,407 common shares outstanding as of October 5, 2004, plus any securities held by such holder exercisable for or convertible into common shares within sixty (60) days after the date of this prospectus, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)	Because the selling security holders may sell all, some or none of their shares or may acquire or dispose of other common shares, we cannot estimate the aggregate number of shares which will be sold in this offering or the number or percentage of common shares that each selling security holder will own upon completion of this offering. See Note (3) below concerning assumptions made, for purposes of this table, as to shares to be sold in this offering.

(3)	Represents the total number of (i) common shares issued to the selling security holder in the private placement transaction or for the property acquisition payment as described above and (ii) shares issuable to the holder upon exercise of warrants acquired in the private placement transaction or for such property acquisition payment; assumes in all cases that all shares in (i) and (ii) are sold pursuant to this offering and that no other common shares are acquired or disposed of by the selling security holders prior to the termination of this offering.

(4)	Securities are held in a discretionary account managed by Global Strategic Management, Inc. (“Global Strategic”) of Annapolis, Maryland, an investment adviser registered under the Investment Advisers Act of 1940. As such, Global Strategic may be deemed to share beneficial ownership of the securities. Adrian Day, President of Global Strategic, and Heinz Thoma, Executive Vice President, have investment control and voting control over the securities in the above discretionary accounts of Global Strategic.

(5)	Adventure Seekers Travel, Inc., is a privately-held corporation based in California. Its President is Bryce W. Rhodes, and its controlling shareholders are Mr. Rhodes and Susan W. Rhodes. Both Mr. Rhodes and Ms. Rhodes have investment control and voting control over the above securities.

(6)	Agora, Inc. is a privately-held corporation based in Maryland. Its controlling shareholders are William Bonner, Elizabeth Bonner and Gregory Barnhill. Each of Mr. Bonner, Ms. Bonner and Mr. Barnhill has investment control and voting control over the above securities.

(7)	Registered owner is a corporate retirement plan organized under United Kingdom law, whose sole beneficiary is Mr. Utley. He has investment control and voting control over the above securities.

(8)	Gentling Investments LLC is a privately-held limited liability company based in Minnesota. Its controlling membership interests are held by Darcy Gentling and Sasha Gentling. Both Mr. Gentling and Ms. Gentling have investment control and voting control over the above securities.

(9)	The Haegelin Family LLC is a privately-held limited liability company based in New Mexico. Its Managing Member is Charles A. Haegelin. He has investment control and voting control over the above securities.

(10)	The McDougal Family Limited Partnership is a privately-held limited partnership based in Georgia. Its General Partner is Russell T. McDougal. He has investment control and voting control over the above securities.

(11)	Oakland Energy (UK) Ltd. is a privately-owned corporation based in the United Kingdom. It is wholly-owned by Oakland Resources Ltd. Mr. Richard Utley is a director of Oakland Energy (UK) Ltd. He has investment control and voting control over the above securities.

(12)	Octavius Partners LP is a privately-held limited partnership based in Washington. Its majority owners are Genevieve Anderson, Gerald Knudson and Duane Canaga. The General Partner of Octavius Partners LP is Octavius Capital Management, LLC, of which Rhett Gustafson is managing member. Mr. Gustafson has investment control and voting control over the above securities.

(13)	Owen Russell Consulting Ltd. is a privately-owned corporation based in the United Kingdom. Its controlling shareholders are Paul Kullich and Stephen Randall. Both Mr. Kullich and Mr. Randall have investment control and voting control over the above securities.

(14)	PanAmerica Capital Group, Inc., is a privately-held corporation based in Panama. Its President is Patrick M. Abraham, and no person beneficially owns 10% or more of its outstanding equity. Mr. Abraham has investment control and voting control over the above securities.

(15)	Utley Interests Inc. is a privately-held corporation based in Texas. Its President and 100% owner is Richard J.W. Utley. He has investment control and voting control over the above securities.

(16)	The Wilson Family Limited Partnership is a privately-held limited partnership based in Texas. Its General Partner is David D. Wilson. He has investment control and voting control over the above securities.

(17)	Newmont USA Limited is a wholly-owned subsidiary of Newmont Mining Corporation, which is a widely-held, publicly-traded U.S. corporation. The Managing Director of Newmont USA is Richard Perry, and the Chairman of the Board and Chief Executive Officer of Newmont Mining is Wayne Murdy. Based on the most recent Schedule 14A Information Statement filed with the SEC, FMR Corp. of Massachusetts, and Capital Research and Management Company of Los Angeles, California own, respectively, approximately 6.7% and 6.5%of the outstanding common stock of Newmont Mining. To the knowledge of Newmont Mining management, no other person beneficially owns 5% or more of its outstanding common shares. Newmont Capital Limited is also a wholly-owned subsidiary of Newmont Mining.

PLAN OF DISTRIBUTION

Vista Gold is registering the shares on behalf of the selling security holders. We will pay all expenses in connection with the registration of the common shares being sold by the selling security holders, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares. Vista Gold will not receive any of the proceeds of the sale of the shares offered by the selling security holders.

The selling security holders have not advised us of any specific plan for distribution of the shares offered hereby, but it is anticipated that the shares will be sold from time to time by the selling security holders or by pledgees, donees, transferees or other successors in interest on a best efforts basis without an underwriter. Such sales may be made on the American Stock Exchange, the Toronto Stock Exchange, any exchange upon which our shares may trade in the future, over-the-counter, or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The shares may be sold by one or more of the following, without limitation:

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchases;

•	through options, swaps or derivatives;

•	in privately negotiated transactions;

•	in transactions to cover short sales;

•	through a combination of any such methods of sale; or

•	in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus.

The selling security holders may sell their shares directly to purchasers or may use brokers, dealers, underwriters or agents to sell their shares. Brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions, discounts or concessions from the selling security holders, or, if any such broker-dealer acts as agent for the purchaser of shares, from the purchaser in amounts to be negotiated immediately prior to the sale. The compensation received by brokers or dealers may, but is not expected to, exceed that which is customary for the types of transactions involved. Broker-dealers may agree with a selling security holder to sell a specified number of shares at a stipulated price per share, and, to the extent the broker-dealer is unable to do so acting as agent for a selling security holder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling security holder. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter market or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions. In connection with resales of the shares, broker-dealers may pay to or receive from the purchasers of shares commissions as described above.

The selling security holders and any broker-dealers or agents that participate with the selling security holders in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. In that event, any commissions received by broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time the selling security holders may engage in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling security holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling security holder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

Upon our being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	any commissions paid or discounts or concessions allowed to such broker-dealer(s); and

•	other facts material to the transaction.

In order to comply with the securities laws of certain jurisdictions the shares must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

DESCRIPTION OF CAPITAL STOCK

We have authorized an unlimited number of common shares, no par value per share, and an unlimited number of shares of preferred stock, no par value per share. Our common shareholders are entitled to one vote per share on all matters on which holders of common shares are entitled to vote and do not have any cumulative voting rights. Subject to the rights of holders of shares of any series of preferred stock, our common shareholders are entitled to receive such dividends as our board of directors may declare, out of legally available funds. Holders of common shares have no pre-emptive, conversion, redemption, subscription or similar rights. If Vista Gold were to be liquidated, dissolved or wound up, common shareholders would be entitled to share equally in any of our assets legally available for distribution after we satisfy any outstanding debts and other liabilities as well as any amounts that might be due to holders of preferred stock, if any.

Our shares of authorized preferred stock are undesignated. Our board or directors has authority, without seeking stockholder approval, to determine the designation, preferences, rights and other privileges for any series of preferred stock that the board of directors may designate, which could include preferences on liquidation or as to dividends, voting rights including the right to vote as a separate class on certain corporate events or to elect directors designated by the holders of such series, and rights to conversion or redemption of their shares and other matters. Our board of directors has not as of the date of this prospectus designated and issued any shares of our preferred stock.

We have no charter or by-law provisions that would delay, defer or prevent a change in control of Vista Gold.

LEGAL MATTERS

The validity of the common shares being offered hereby has been passed upon for Vista Gold Corp. by Campion Macdonald of Whitehorse, Yukon Territory, Canada.

EXPERTS

The consolidated financial statements of Vista Gold Corp. appearing in our Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by PricewaterhouseCoopers LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the public reference facilities the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of such material by mail from the Public Reference Section of the SEC (450 Fifth Street, N.W., Washington, D.C. 20549) at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s website at www.sec.gov.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and the securities, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the above address or from the SEC’s Internet site.

Our world wide web address is www.vistagold.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this document. Our web address is included in this document as an inactive textual reference only.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 1-9025) prior to the sale of all the common shares covered by this prospectus:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 30, 2004;

(2) Our Current Report on Form 8-K filed with the SEC on March 31, 2004;

(3) Our Current Report on Form 8-K filed with the SEC on April 22, 2004;

(4) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 17, 2004;

(5) Our Current Report on Form 8-K filed with the SEC on May 18, 2004;

(6) Our Current Reports on Form 8-K (two) filed with the SEC on June 1, 2004;

(7) Our Current Report on Form 8-K filed with the SEC on June 2, 2004;

(8) Our Current Report on Form 8-K filed with the SEC on June 23, 2004;

(9) Our Current Report on Form 8-K filed with the SEC on July 15, 2004;

(10) Our Current Report on Form 8-K filed with the SEC on July 29, 2004;

(11) Our Current Report on Form 8-K filed with the SEC on August 3, 2004;

(12) Our Current Report on Form 8-K filed with the SEC on August 5, 2004;

(13) Our Current Report on Form 8-K filed with the SEC on August 12, 2004;

(14) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed with the SEC on August 12, 2004;

(15) Our Current Report on Form 8-K filed with the SEC on September 22, 2004;

(16) Our Current Report on Form 8-K filed with the SEC on October 1, 2004;

(17) Our Current Report on Form 8-K filed with the SEC on October 18, 2004;

(18) Our Current Report on Form 8-K filed with the SEC on November 3, 2004;

(19) All our filings pursuant to the Securities Exchange Act of 1934 after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

(20) The description of our common shares contained in our registration statement on Form 8-A filed with the SEC on January 4, 1988, including any amendments or reports filed for the purpose of updating that description. For the most recent description, please see “Description of Capital Stock” in this prospectus.

You may request, orally or in writing, a copy of these documents, which will be provided to you at no cost, by contacting:

Vista Gold Corp.

Suite 5, 7961 Shaffer Parkway

Littleton, Colorado 80127

Attention: Gregory G. Marlier, Chief Financial Officer

(720) 981-1185

You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any supplement that we have referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is a list of the expenses to be incurred by Vista Gold in connection with the preparation and filing of this Registration Statement. All amounts shown are estimates except for the SEC registration fee. We will pay all expenses in connection with the distribution of the common shares being registered hereby, except for the fees and expenses of any counsel and other advisors that any selling security holders may employ to represent them in connection with the offering and any brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

SEC Registration Fee	$2,186
Printing and Engraving Expenses	$1,000
Accountants’ Fees and Expenses	$1,000
Legal Fees and Expenses	$10,000
Transfer Agent Fees and Expenses	$500
Miscellaneous	$700

Total Expenses	$15,386

INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 7.1 of our By-law No. 1 provides that no director will be liable for acts or omissions of any other director or any officer or employee, or for any loss, damage or expense sustained by Vista Gold through: defects in title to any property acquired by us or on our behalf; or for losses or damages sustained by us in connection with investment of our funds or property (including losses or damages arising from bankruptcy, insolvency or other tortious acts of an entity with which such funds or property are deposited); or for any loss caused by an error of judgment or oversight on the part of such director; or for any other liability that the director may incur in his capacity as director, except for liabilities occasioned by the director’s own willful neglect or default. This Section also provides that our directors and officers must act in accordance with the Business Corporations Act (Yukon Territory) (the “Act”) and regulations thereunder, and will not be relieved from liability for any breach of such Act or regulations.

Section 7.2 of our By-law No. 1 provides that, subject to limitations contained in the Act, and provided the indemnitee is fairly and reasonably entitled to be indemnified by us, we will indemnify our directors and officers, including former directors and officers or persons acting at the request of Vista Gold as a director or officer of a corporation of which Vista Gold is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of

Vista Gold or any such other corporation), and heirs and legal representatives of such persons, against all costs and expenses, including amounts paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of Vista Gold or any such other corporation, if:

•	he acted honestly and in good faith with a view to the best interests of Vista Gold; and

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

Section 7.3 of our By-law No. 1 provides that, subject to limitations contained in the Act, we may purchase and maintain insurance for our directors and officers as determined by our Board of Directors. As discussed below, Vista Gold does maintain such insurance.

Subsection (1) of Section 126 of the Act provides that except in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his heirs and legal representatives (collectively, a “Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that corporation or body corporate, if:

(a)	he acted honestly and in good faith with a view to the best interests of the corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

A corporation may with the approval of the Supreme Court of the Yukon Territory (the “Court”) indemnify a Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which he is made a party by reason of being or having been a director or an officer of the corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in paragraphs (1)(a) and (b) of Section 126 of the Act.

Notwithstanding anything in Section 126 of the Act, a Person is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by him in connection with the defense of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the corporation or body corporate, if the person seeking indemnity:

(a)	was substantially successful on the merits in his defense of the action or proceeding;

(b)	fulfills the conditions set out in paragraphs (1)(a) and (b) of Section 126 of the Act; and

(c)	is fairly and reasonably entitled to indemnity.

A corporation may purchase and maintain insurance for the benefit of any Person against any liability incurred by him:

(a)	in his capacity as a director or officer of the corporation, except when the liability relates to his failure to act honestly and in good faith with a view to the best interests of the corporation; or

(b)	in his capacity as a director or officer of another body corporate if he acts or acted in that capacity at the corporation’s request, except when the liability relates to his failure to act honestly and in good faith with a view to the best interests of the body corporate.

A corporation or a Person may apply to the Court for an order approving an indemnity under Section 126 of the Act and the Court may so order and make any further order it thinks fit, including an order that notice be given to any interested person.

Vista Gold indemnifies its directors and executive officers, as well as their heirs and representatives, pursuant to indemnification agreements it has entered into with each such director and executive officer, against all liabilities and obligations, including legal fees and costs of investigation and defense of claims, as well as amounts paid to settle claims or satisfy judgments, that these directors and officers may incur in such capacities. While these agreements provide that Vista Gold will indemnify such director or officer regardless of conduct or fault of that person, the agreements also provide that we may only make such indemnification payments as permitted by applicable law. The agreements provide that Vista Gold’s obligations under the agreements are not diminished or otherwise affected by, among other things, any officers’ liability insurance placed by or for the benefit of the indemnitee, Vista Gold or any entity related to either.

In addition, Vista Gold maintains directors’ and officers’ liability insurance which insures against liabilities that its directors and officers may incur in such capacities.

Reference is made to “Undertakings,” below, for Vista Gold’s undertakings in this registration statement with respect to indemnification of liabilities arising under the Securities Act of 1933, as amended.

EXHIBITS.

Exhibit Number	Description of Document

5	Opinion of Campion Macdonald (including the consent of such firm) regarding the legality of the securities being offered	*

23.1	Consent of Campion Macdonald (included as part of Exhibit 5 hereto)	*

23.2	Consent of PricewaterhouseCoopers LLP, independent auditors

23.3	Consent of Mine Reserve Associates, Inc.	*

23.4	Consent of Snowden Mining Industry Consultants	*

23.5	Consent of Mine Development Associates	*

23.6	Consent of Pincock, Allen & Holt	*

23.7	Consent of Resource Development Inc.	*

23.8	Consent of AMEC E&C Services, Inc. (formerly Mineral Resources Development, Inc.)	*

24	Powers of Attorney	*

*	Incorporated by reference to the Registrant’s Registration Statement on Form S-3, as filed with the Commission on November 9, 2004.

UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. For purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Littleton, Colorado, on December 22, 2004.

VISTA GOLD CORP.
Registrant

By:	/s/ MICHAEL B. RICHINGS
Michael B. Richings
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL B. RICHINGS Michael B. Richings	President, Chief Executive Officer and Director (Principal Executive Officer and Authorized Representative in the United States)	December 22, 2004

/s/ GREGORY G. MARLIER Gregory G. Marlier	Chief Financial Officer (Principal Financial and Accounting Officer)	December 22, 2004

* John M. Clark	Director	December 22, 2004

* C. Thomas Ogryzlo	Director	December 22, 2004

* W. Durand Eppler	Director	December 22, 2004

Robert A. Quartermain	Director

*By:	/s/ GREGORY G. MARLIER
Gregory G. Marlier, Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Document

5	Opinion of Campion Macdonald (including the consent of such firm) regarding the legality of the securities being offered	*

23.1	Consent of Campion Macdonald (included as part of Exhibit 5 hereto)	*

23.2	Consent of PricewaterhouseCoopers LLP, independent auditors

23.3	Consent of Mine Reserve Associates, Inc.	*

23.4	Consent of Snowden Mining Industry Consultants	*

23.5	Consent of Mine Development Associates	*

23.6	Consent of Pincock, Allen & Holt	*

23.7	Consent of Resource Development Inc.	*

23.8	Consent of AMEC E&C Services, Inc. (formerly Mineral Resources Development, Inc.)	*

24	Powers of Attorney	*

*	Incorporated by reference to the Registrant’s Registration Statement on Form S-3, as filed with the Commission on November 9, 2004.